UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 15, 2015

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-203040) of Ascendis Pharma A/S (the “Company”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 15, 2015, an exercise window closed for the Company’s outstanding warrants exercisable for the Company’s ordinary shares, nominal value DKK 1. In connection with the exercises of certain of such warrants during this exercise window, the Company registered aggregate share capital increases of nominal DKK 931,416 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital from nominal DKK 24,196,826 to nominal DKK 25,128,242 through the issuance of 931,416 ordinary shares against average cash consideration of approximately $3.86 per share, based on the DKK-USD exchange rate on September 14, 2015. The Company’s articles of association were amended accordingly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: September 15, 2015	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen Senior Vice President, General Counsel